PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 38TH CONSECUTIVE PROFITABLE QUARTER

MONTREAL, June 28, 2007 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the second quarter ended May 26, 2007. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	May 26, 2007	May 27, 2006	Change

Net sales	$212,447	$229,184	($16,737)
Gross margin	19.5%	21.4%	-1.9%
Net income	$10,076	$12,008	($1,932)
Basic income per share	$0.96	$1.15	($0.19)
Diluted income per share	-	-

Tons sold	226,687	250,314	(23,627)
Tons processed	165,238	232,438	(67,200)
	391,925	482,752	(90,827)

	SIX MONTHS ENDED
	May 26, 2007	May 27, 2006	Change

Net sales	$399,637	$424,886	($25,249)
Gross margin	19.1%	21.5%	-2.4%
Net income	$15,256	$20,849	($5,593)
Basic income per share	$1.46	$2.02	($0.56)
Diluted income per share	-	$2.00	($2.00)

Tons sold	430,079	466,182	(36,103)
Tons processed	312,431	468,876	(156,445)
	742,510	935,058	(192,548)

SECOND QUARTER RESULTS

Sales for the second quarter decreased by $16.7 million, or 7.3%, to $212.4 million from $229.2 million for the same period in 2006.

Sales for the six months ended May 26, 2007 decreased by $25.2 million, or 5.9%, to $399.6 million from $424.9 million for the same period in 2006.

Tons sold and processed in the second quarter of 2007 decreased by 90,827 tons to 391,925 tons from 482,752 in the second quarter of 2006.

Tons sold and processed for the six months ended May 26, 2007 decreased by 192,548 tons to 742,510 tons from 935,058 tons for the same period in 2006.

The gross margin for the second quarter 2007 decreased to 19.5% from 21.4% in the second quarter of 2006.

The gross margin for the six months ended May 26, 2007 decreased to 19.1% from 21.5% for the same period in 2006.

Net income for the second quarter decreased by $1.9 million, or 16.1%, to $10.1 million, or $0.96 per share, versus $12.0 million, or $1.15 per share, for the same period in 2006.

Net income for the six months ended May 26, 2007 decreased by $5.6 million, or 26.8%, to $15.3 million, or $1.46 per share, versus $20.9 million, or $2.02 per share ($2.00 after dilution), for the first six months of 2006.

OPERATIONS

The Company experienced strong demand in March but volume leveled off in early April and remained relatively flat through the month of May. Overall the Company had a successful quarter, but end user demand from automotive, residential construction and general manufacturing sectors was below expectations.

OUTLOOK

Management believes that the service center industry will continue to reduce inventories over the summer months to come into balance with the current level of demand for steel. The Company will also be reducing inventories.

Management also expects prices to remain relatively stable as offers for competitively priced imported steel remain virtually non-existent.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company’ s filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Lawrence P. Cannon, CA, Vice President and Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.

Conference call: Friday June 29, 2007 at 9:00 am.
                               Dial-in number: 1-800-525-6384

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Six months ended
	May 26,	May 27,	May 26,	May 27,
	2007	2006	2007	2006
	$	$	$	$
Net sales	212,447	229,184	399,637	424,886
Cost of sales	170,972	180,162	323,276	333,510
Gross margin	41,475	49,022	76,361	91,376

Operating expenses
Plant	10,710	11,532	21,225	23,294
Delivery	6,356	7,104	12,202	13,439
Selling	3,621	3,587	7,175	7,067
Administrative and general	6,316	7,994	13,879	15,311
	27,003	30,217	54,481	59,111
Operating income	14,472	18,805	21,880	32,265

Interest expense	243	1,030	514	1,810
Other revenue	(660)	(774)	(1,082)	(1,201)
Share in income of a joint venture	(92)	(259)	(94)	(448)
	(509)	(3)	(662)	161
Income before income taxes	14,981	18,808	22,542	32,104
Income taxes	4,905	6,800	7,286	11,255
Net income	10,076	12,008	15,256	20,849

Net income per share
Basic	0.96	1.15	1.46	2.02
Diluted	-	-	-	2.00

Weighted average number of shares outstanding	10,450,000	10,450,000	10,450,000	10,333,782

Comprehensive income
Net income	10,076	12,008	15,256	20,849
Change in cumulative translation adjustment	10,708	6,476	8,627	10,416
Change in fair value of interest rate swap,
net of deferred income taxes	-	12	-	42
	20,784	18,496	23,883	31,307

Tons sold	226,687	250,314	430,079	466,182
Tons processed	165,238	232,438	312,431	468,876
	391,925	482,752	742,510	935,058

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 26, 2005	10,450,000	38,904	266,018	23,624	328,546
Net income			15,256		15,256
Changes in cumulative translation adjustment				8,627	8,627
Change in fair value of interest rate swap,
net of deferred income taxes	-	-	-	-	-
Balance at May 26, 2007	10,450,000	38,904	281,274	32,251	352,429

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements
(unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended		Six months ended
	May 26,	May 27,	May 26,	May 27,
	2007	2006	2007	2006
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	10,076	12,008	15,256	20,849
Adjustments to reconcile net income to net cash from
operating activities
Depreciation and amortization	2,648	2,634	5,267	5,163
Share in income of a joint venture	(92)	(260)	(94)	(448)
Deferred income taxes	(36)	(164)	(74)	(680)
Loss on disposal of property, plant and equipment	9	3	8	3
Changes in working capital items
Accounts receivable	(190)	(15,521)	(3,567)	(5,399)
Income taxes receivable	149	(297)	170	2,064
Inventories	7,355	(11,968)	7,128	(27,279)
Prepaid expenses and other	(129)	(87)	(881)	(1,662)
Accounts payable and accrued liabilities	(6,471)	16,133	8,762	6,311
Income taxes payable	(1,039)	(6)	(4,259)	(1,010)
Net cash from (used for) operating activities	12,280	2,475	27,716	(2,088)
CASH FLOWS FROM INVESTING ACTIVITIES
Repayment of loan to a Corporation	532	142	37,369	17,447
Distribution from a joint venture	-	2	-	262
Additions to property, plant and equipment	(4,521)	(1,172)	(6,474)	(6,053)
Proceeds from disposal of property, plant and equipment	248	5	255	5
Other assets	(14)	(5)	(30)	(41)
Net cash from (used for) investing activities	(3,755)	(1,028)	31,120	11,620
CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in bank indebtedness	(1,481)	(1,608)	(509)	(1,950)
Issue of common shares	-	-	-	4,113
Repayment of long-term debt	(2,923)	(1,214)	(41,235)	(1,322)
Net cash from (used for) financing activities	(4,404)	(2,822)	(41,744)	841

Effect of exchange rate changes on cash and cash equivalents	2,126	1,397	1,831	2,139
Net increase in cash and cash equivalents	6,247	22	18,923	12,512
Cash and cash equivalents, beginning of period	43,692	60,295	31,016	47,805
Cash and cash equivalents, end of period	49,939	60,317	49,939	60,317

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	75	58	416	929
Income taxes paid	6,322	7,916	11,562	11,201

Novamerican Steel Inc. and Subsidiaries - Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)
	May 26,	May 27,	November 25,
	2007	2006	2006
	unaudited	unaudited	audited
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	49,939	60,317	31,016
Trade accounts receivable, net	116,975	133,155	109,609
Loan receivable	-	-	37,670
Income taxes receivable	2,570	831	-
Inventories	160,361	159,489	163,060
Prepaid expenses and other	3,039	3,188	2,096
Deferred income taxes	1,439	1,683	1,957
	334,323	358,663	345,408
Investment in a joint venture	1,842	2,323	1,748
Property, plant and equipment	110,116	106,983	106,309
Goodwill	12,994	12,994	12,994
Deferred income taxes	3,217	2,068	2,260
Other assets	269	424	328
	462,761	483,455	469,047

LIABILITIES
Current liabilities
Current portion of long-term debt	-	40,204	38,642
Bank indebtedness	-	807	513
Trade accounts payable and accrued liabilities	91,775	107,634	79,302
Trade accounts payable to a company controlled by a director	750	1,265	677
Trade accounts payable to a joint venture	1,133	1,460	592
Advances due to related parties	19	191	192
Income taxes payable	-	-	1,703
Deferred income taxes	237	34	290
	93,914	151,595	121,911
Long-term debt	-	3,568	2,645
Deferred income taxes	16,418	15,913	15,945
	110,332	171,076	140,501

SHAREHOLDERS' EQUITY
Preferred shares, no par value: Unlimited number of shares authorized; none issued or outstanding
Common shares, no par value: Unlimited number of shares authorized; issued
and outstanding shares: 10,450,000 in 2007 and 10,333,782 in 2006	38,904	38,904	38,904
Retained earnings	281,274	242,569	266,018
Accumulated other comprehensive income	32,251	30,906	23,624
	352,429	312,379	328,546
	462,761	483,455	469,047